As filed with the Securities and Exchange Commission on June 19, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from __________ to __________

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation Savings
and Retirement Plan
We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation Savings
and Retirement Plan
We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2011, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 15, 2012

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Investments, at fair value	$246,484,005	$196,152,425
Assets held for investment purposes	246,484,005	196,152,425
Notes receivable from participants	3,060,010	2,779,041
Other receivables	32,437	—
Employee receivables	52,421	7,331
Employer receivables	8,787	2,377
Net assets available for benefits	$249,637,660	$198,941,174

See accompanying notes

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$5,903,022	$3,581,297
Net realized and unrealized appreciation (depreciation) in fair value of investments	27,289,037	(4,361,420)
	33,192,059	(780,123)
Contributions:
Participants'	20,695,973	16,588,328
Employer's	3,963,644	3,464,586
	24,659,617	20,052,914
Total additions	57,851,676	19,272,791
Deductions from net assets attributed to:
Withdrawals and distributions	15,734,588	11,391,004
Administrative expenses	47,314	19,055
Total deductions	15,781,902	11,410,059
Net increase in net assets	42,069,774	7,862,732
Transfer of assets to the Plan	8,626,712	—
Net increase in net assets	50,696,486	7,862,732
Net assets available for benefits:
Beginning of year	198,941,174	191,078,442
End of year	$249,637,660	$198,941,174

See accompanying notes

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On August 5, 2011, the Company acquired privately-held PeopleNet, headquartered in Minnetonka, Minnesota, and its affiliates. PeopleNet is a leading provider of integrated on board computing and mobile communications systems for effective fleet management. On April 2, 2012 PeopleNet Communications Corporation 401(k) Plan and Trust merged into the Plan and approximately $8,627,000 of assets were transferred into the Plan.

During 2012 and 2011, the Company acquired several companies that sponsored 401(k) plans. Each of the plans sponsored by these companies was resolved to be terminated or will be merged with the Plan and each of the employees hired by the Company became eligible to participate in the Plan and were allowed to rollover existing balances from their former plan to the Plan.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested primarily in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 5, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statutes, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability  (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2012.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Interest bearing cash (2)	$26,447,517	$—	$—	$26,447,517
Employer securities (1)	28,844,895	—	—	28,844,895
Common stocks (1)	2,509,743	—	—	2,509,743
Mutual funds: (1)
Bond funds	19,806,762	—	—	19,806,762
Growth funds	71,317,335	—	—	71,317,335
Value funds	13,704,382	—	—	13,704,382
Blend funds	59,613,079	—	—	59,613,079
Target date funds	23,174,011	—	—	23,174,011
Other funds	781,684	—	—	781,684
Total mutual funds	188,397,253	—	—	188,397,253
Common/collective trust (2)	—	18	—	18
Other (2)	71,685	212,894	—	284,579
Total investments	$246,271,093	$212,912	$—	$246,484,005

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Interest bearing cash (2)	$26,108,704	$—	$—	$26,108,704
Employer securities (1)	23,336,251	—	—	23,336,251
Common stocks (1)	1,607,348	—	—	1,607,348
Mutual funds: (1)
Bond funds	15,389,217	—	—	15,389,217
Growth funds	58,451,476	—	—	58,451,476
Value funds	9,574,333	—	—	9,574,333
Blend funds	44,642,725	—	—	44,642,725
Target date funds	16,301,684	—	—	16,301,684
Other funds	509,889	—	—	509,889
Total mutual funds	144,869,324	—	—	144,869,324
Common/collective trust (2)	—	18	—	18
Other (2)	39,334	191,446	—	230,780
Total investments	$195,960,961	$191,464	$—	$196,152,425

(1) The fair values are determined using the closing price reported on the active market on which the individual securities are traded.

(2) The fair values are valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2012 and 2011 was as follows:

Date	Number of shares	Fair value	Cost
2012	482,498	$28,844,895	$8,289,734
2011	537,676	$23,336,251	$7,994,853

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax or Roth after-tax compensation up to the amount allowable under current income tax regulations.  Effective December 1, 2011 the Plan allowed for Roth deferrals. Participants who have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2012 and 2011, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year. Contributions for the years ended December 31, 2012 and 2011 were approximately $3,964,000 and $3,465,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution.  Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic distribution of participant account balances that do not exceed $5,000.

Notes receivable from participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the participant's balance.  Such notes receivable bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the notes receivable are used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such notes receivable are established by the Committee.  Outstanding notes receivable at December 31, 2012 carry interest rates ranging from 4.25% to 9.50%.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2012	2011
Pimco Total Return Fund	$19,806,762	$15,389,217
Wells Fargo Advantage Common Stock Z Fund	—	10,232,473
Fidelity Contrafund Class K	32,570,339	28,095,811
Fidelity Balanced Fund Class K	18,910,889	14,577,325
Fidelity Diversified International Fund Class K	15,025,614	12,373,731
Fidelity Retirement Money Market Fund	25,839,792	25,366,400
Trimble Navigation Limited Common Stock	28,844,895	23,336,251

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
Common stocks	$8,727,722	$1,663,121
Mutual funds	18,561,315	(6,024,541)
	$27,289,037	$(4,361,420)

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

On January 3, 2013, the Company acquired privately-held TMW Systems, Inc. headquartered in Beachwood, Ohio, and its affiliates. TMW Systems, Inc. is a leading provider of enterprise software to transportation and logistics companies. As of May 1, 2013, TMW Systems, Inc. 401 (K) Profit Sharing Plan and Trust has been merged into the Plan and approximately $18,930,000 of assets were transferred into the Plan.

Effective February 2013, the Plan permits the automatic enrollment of eligible employees in the Plan, unless the employee affirmatively elects otherwise. The automatic deferral percentage is 2% of eligible compensation.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2012

	Totals that constitute nonexempt prohibited transactions
	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Year ended December 31, 2011
*	$10,954	$—	$10,954	$—	$—
Year ended December 31, 2012
*	$55,948	$55,948	$—	$—	$—
* Late participant loan repayments included

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001
December 31, 2012

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	PIMCO Total Return Fund	Mutual Fund	$19,806,762
*	Brokeragelink	Self directed brokerage accounts	4,183,731
	Perkins Mid Cap Value Fund Class I	Mutual Fund	1,459,842
	Hartford International Opportunities HLS Fund Class IA	Mutual Fund	357,204
	Wells Fargo Advantage Common Stock I Fund	Mutual Fund	12,481,404
	Weitz Partners Value Fund	Mutual Fund	6,504,750
	T. Rowe Price Equity Income Fund	Mutual Fund	5,739,790
	Vanguard Retirement Income Fund	Mutual Fund	1,481,960
	Vanguard Target Retirement Fund 2010	Mutual Fund	844,264
	Vanguard Target Retirement Fund 2015	Mutual Fund	2,546,536
	Vanguard Target Retirement Fund 2020	Mutual Fund	3,550,763
	Vanguard Target Retirement Fund 2025	Mutual Fund	3,241,519
	Vanguard Target Retirement Fund 2030	Mutual Fund	3,855,372
	Vanguard Target Retirement Fund 2035	Mutual Fund	3,091,651
	Vanguard Target Retirement Fund 2040	Mutual Fund	3,420,027
	Vanguard Target Retirement Fund 2045	Mutual Fund	1,768,233
	Vanguard Target Retirement Fund 2050	Mutual Fund	852,597
	Vanguard Target Retirement Fund 2055	Mutual Fund	3,049
*	Fidelity Managed Income Portfolio	Common/collective trust	18
*	Fidelity Fund Class K	Mutual Fund	2,413,886
*	Fidelity Contrafund Class K	Mutual Fund	32,570,339
*	Fidelity Balanced Fund Class K	Mutual Fund	18,910,889
*	Fidelity Diversified International Fund Class K	Mutual Fund	15,025,614
*	Fidelity Dividend Growth Fund Class K	Mutual Fund	10,552,754
*	Fidelity Retirement Money Market Fund	Interest bearing cash	25,839,792
*	Fidelity Low Price Stock Fund Class K	Mutual Fund	12,289,850
*	Fidelity Capital Appreciation Fund Class K	Mutual Fund	11,239,979
*	Spartan 500 Index Fund	Mutual Fund	9,587,372
*	Royce Pennsylvania Mutual Fund Institutional Class	Mutual Fund	4,019,163
*	Trimble Navigation Limited Common Stock	Employer securities	28,844,895
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%	3,060,010

		Total	$249,544,015
*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 19, 2013

By: /s/ Steven W. Berglund
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the
Trimble Navigation Savings and
Retirement Plan